Amendment to Administration, Bookkeeping and Pricing Services Agreement
Dated September 26, 2011
Between
ALPS Fund Services, Inc.
and
BPV Family of Funds

THIS AMENDMENT is made as of March 20, 2014 and effective April 1, 2014 by and between ALPS Fund Services, Inc. (“ALPS”) and BPV Family of Funds (the ‘Trust”).

WHEREAS, ALPS and the Trust have entered into an Administration, Bookkeeping and Pricing Services Agreement (the “Agreement”) effective September 26, 2011;

WHEREAS, on the Board of Trustees of the Trust approved the BPV Large Cap Value Fund, a new series of the Trust, effective April 1, 2014;

WHEREAS, in light of the foregoing, ALPS and the Trust wish to modify the provision s of the Agreement to reflect revised Appendix C - Compensation;

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1.	Appendix C - Compensation. Appendix C is replaced in its entirety with the attached Appendix C.

2.
Remainder of the Agreement. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, this Amendment has been executed by a duly authorized representative of each of the parties hereto as of the date of the Amendment first set forth above.

ALPS Fund Services		BPV Family of Funds

By:	/s/ Jeremy O. May	By:	/s/ Reed A. Keller
Name:	Jeremy O. May	Name:	Reed A. Keller
Title:	President	Title:	Trust President

APPENDIX C

As of April 1, 2014

COMPENSATION

ALPS will be paid fees under the Agreement accrued on a daily basis, and paid on a monthly basis following the end of the month, based on the greater of (a) an annual total fee of $359,500 from the first to the last, or projected last, day of the then current year of service under the Agreement (the “Base Fee Rate”); or (b) the following basis point fee schedule:

Annual Total Net Assets	Basis Points (annualized)
Between $0 - $500M	5.0
$500M-$1B	2.5
Above $1B	1.5

Out-of-Pocket Expenses: All out-of-pocket expenses are passed through to the client at cost, or at the client’s proportionate share of cost, as applicable, including but not limited to: third party  security pricing and data fees, Bloomberg fees, Gainskeeper fees, PFIC Analyzer, Blue Sky permit processing fees and state registration fees, SAS70 control review reports, travel expenses to Board meetings, board book/materials printing and mailing, sales reporting, customized programming/enhancements and other out-of-pocket expenses incurred by ALPS in connection with the performance of its duties under this Agreement.

Late Charges. All invoices are due and payable upon receipt. Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance but only to the extent permitted by law.

1	Subject to an annual cost of living adjustment